

January 13, 2014

Via E-mail
Jon Christopher Boswell
Chief Executive Officer
Eco-Stim Energy Solutions, Inc.
2930 W. Sam Houston Pkwy N., Suite 275
Houston, TX 77043

> **Re:** **Eco-Stim Energy Solutions, Inc.**
> **Current Report on Form 8-K**
> **Filed December 17, 2013**
> **File No. 0-31104**

Dear Mr. Boswell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K filed December 17, 2013

Form 10 Disclosure, page 10

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Recent Developments, page 14

1. Please file the June 2013 purchase order with YPF and the October 2013 purchase agreement referenced in this section as material exhibits. To the extent material, please file the three additional field management projects referenced in the last sentence of the

first paragraph of this section. Please also file the August 2013 agreement with Geo-Texture technologies. Please see Item 601(b)(10) of Regulation S-K.

Liquidity and Capital Resources, page 16

Assets and Liabilities, page 17

2. Please revise your Management's Discussion and Analysis to describe the material terms of the convertible debt issued in February 2013. In this regard, we note your disclosure on page F-18 in Exhibit 99.1. Please also file this convertible note payable agreement as an exhibit.

Executive Compensation, page 22

3. You disclose on page 30 that "[e]ffective December 13, 2013, we changed our fiscal year end from March 31 to December 31." Please revise your disclosure in this section to disclose the following periods in the summary compensation table: April 1, 2013 to December 31, 2013. Please see Interpretive Response 1.05 available at http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm and Regulation S-K Compliance and Disclosure Interpretation 217.11, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm .

Certain Relationships and Related Party Transaction, and Director Independence, page 25

4. Please file the sub-lease agreement with Geo-Texture as a material exhibit. Please see Item 601(b)(10) of Regulation S-K.

5. Please provide the information required by Item 404(a)(3) and (a)(4) for the acquisition of intellectual property from Geo-Texture Technologies, LLC.

6. You disclose on page 4 that "Frac Rock International, Inc., a British Virgin Island company ("FRIBVI"), was founded by Bjarte Bruheim, Jon Christopher Boswell, Carlos Fernandez and Craig Murrin." You also disclose in this section that Mr. Bruheim is a majority shareholder of Geo-Texture Technologies. Please provide the information required by Item 404(c) of Regulation S-K as it pertains to the acquisition of intellectual property from Geo-Texture Technologies. Please see Item 404(d)(2) of Regulation S-K.

Item 5.03 – Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year, page 30

7. We note your disclosure stating that you intend to file a Form 10-K which will cover the nine month period from April 1, 2013 to December 31, 2013. Please tell us more about your plans to file a Form 10-K covering an abbreviated period. As part of your response,

please tell us whether you also plan to file audited financial statements covering the fiscal year ended December 31, 2013.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Adam Lyons
        Vinson & Elkins LLP